                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)


                            Stratos International, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  863100-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 May 9, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Venture Capital Ltd.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* This filing does not reflect any securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citibank, N.A.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Banking Association
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Holdings Company*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,440,171**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,440,171**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,440,171**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not reflect any securities beneficially owned by CAM.
** Includes (i) 2,474,849 shares of Common Stock directly beneficially owned by Citicorp Venture Capital Ltd., (ii) 965,300 shares of Common Stock directly beneficially owned by Citigroup Foundation, a not-for-profit entity which is affiliated with Citigroup Inc. and (iii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup Inc.

ITEM 1. SECURITY AND COMPANY.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on November 17, 2003 relating to the common stock, par value $0.01 per share (the "Common Stock"), of Stratos International, Inc. ("Stratos").
Stratos' principal executive office is located at 7444 West Wilson Avenue, Chicago, Illinois 60706.

Except as otherwise described herein, the information contained in the initial Schedule 13D remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended and restated as follows:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup, a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding CAM. CAM, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of Stratos, and such securities are not reported in this filing. Citigroup disclaims beneficial ownership of securities beneficially owned by CAM, and CAM disclaims beneficial ownership of the securities reported herein.

This Statement is being filed by (i) Citicorp Venture Capital Ltd. ("CVC"), by virtue of its direct ownership of Common Stock, and (ii) Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup"), by virtue of their direct and indirect ownership of the stock of CVC. CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup are collectively the "Reporting Persons" and individually a "Reporting Person."

CVC is a New York corporation. Its principal business office is located at 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital and private equity investment.

Citibank is a national banking association and is the sole stockholder of CVC. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citicorp is a U.S. bank holding company and is principally engaged, through its subsidiaries, in providing general financial services.

Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Its principal business office is located at One Rodney Square, Wilmington, Delaware 19899. Citigroup Holdings is a U.S. bank holding company principally engaged, through its subsidiaries, in providing general financial services.

Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

Attached as Schedules A through E is certain information concerning the executive officers and directors of CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup, respectively.

On April 28, 2003, Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets Inc., a subsidiary of Citigroup, announced final agreements with the Securities Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

Under such agreements, SSB agreed to pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB also agreed to adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A through E, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby amended and restated as follows:

The Common Stock directly beneficially owned by CVC and the individuals set forth on Schedules A through E was acquired on November 6, 2003 in connection with the merger of Sleeping Bear Merger Corp. ("Bear"), a wholly owned subsidiary of Stratos, into Sterling Holding Company ("Sterling") pursuant to a Merger Agreement dated July 2, 2003 among Stratos, Sterling and Bear (the "Merger Agreement"). Pursuant to the Merger Agreement, the stockholders of Sterling, including CVC, received approximately 0.828 shares of Common Stock for each share of common and preferred stock of Sterling held prior to the merger, 10% of which was at the time subject to escrow pursuant to the Merger Agreement and a related indemnity escrow agreement. In addition, the stockholders of Sterling received approximately 0.00681 shares of Stratos' Series B Preferred Stock for each share of common and preferred stock of Sterling held prior to the merger. The shares of Common Stock subject to escrow pursuant to the Merger Agreement and a related indemnity escrow agreement were released from escrow and distributed to the stockholders of Sterling, including CVC, on January 24, 2005. The foregoing summary of the Merger Agreement and the indemnity escrow agreement is qualified in its entirety by reference to the texts of Exhibit 1 and Exhibit 2.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 14,603,515 shares of Common Stock outstanding as of March 11, 2005, as indicated in the Form 10-Q filed by Stratos on March 17, 2005.

CVC directly beneficially owns 2,474,849 shares of Common Stock, or 16.9% of the outstanding shares of Common Stock. CVC disclaims beneficial ownership of
(i) 965,300 shares of Common Stock beneficially owned by Citigroup
Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citibank owns all of the outstanding common stock of CVC and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock directly beneficially owned by CVC, or 16.9% of the outstanding shares of Common
Stock. Citibank disclaims beneficial ownership of (i) 965,300 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citicorp owns all of the outstanding common stock of Citibank, N.A. and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citibank, or 16.9% of the outstanding shares of Common Stock. Citicorp disclaims beneficial ownership of (i) 965,300 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup Holdings owns all of the outstanding common stock of Citicorp and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citicorp, or 16.9% of the outstanding shares of Common Stock. Citigroup Holdings disclaims beneficial ownership of (i) 965,300 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup owns all of the outstanding common stock of Citigroup Holdings and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citigroup Holdings, or 16.9% of the outstanding shares of Common Stock. Citigroup also indirectly beneficially owns 965,300 shares of Common Stock directly beneficially owned by Citigroup Foundation, a not-for-profit entity which is affiliated with Citigroup. The Board of Directors of Citigroup Foundation, as well as all employees of Citigroup Foundation, are employed by Citigroup. Citigroup Foundation's grants are focused on education and community development programs around the world. Citigroup also indirectly beneficially owns 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup. In total, Citigroup indirectly beneficially owns 3,440,171 shares of Common Stock, or 23.6% of the outstanding shares of Common Stock.

CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of 2,474,849 shares of Common Stock directly beneficially owned by CVC. Citigroup may be deemed to share the voting and dispositive power of (i) 965,300 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

The Reporting Persons understand that the individuals set forth on Schedules A through E own the number of shares of Common Stock set forth on Schedule F. Thomas F. McWilliams, an executive officer of Citicorp Venture Capital Ltd., beneficially owns 176,012 shares of Common Stock. Mr. McWilliams has sole voting power over 89,111 such shares and sole dispositive power over 176,012 such shares. David F. Thomas, a director and executive officer of Citicorp Venture Capital Ltd., beneficially owns 65,270 shares of Common Stock and has sole voting and dispositive power over such shares.

To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transaction during the period commencing 60 days prior to the date of the event requiring the filing of this Amendment No. 1 to the Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On April 4, 2005, CVC contributed 1,200,000 shares of Common Stock as a gift to the Citigroup Foundation.

On each of the following dates, Citigroup Foundation sold Common in open market transactions in the amount and at the average price per share described below:

         DATE          COMMON STOCK SOLD         AVERAGE PRICE
         ----          -----------------         -------------

    April 22, 2005           7,000                   $3.66
    April 25, 2005          13,000                   $3.74
    April 26, 2005           8,000                   $3.78
    April 27, 2005           7,000                   $3.81
    April 28, 2005          16,000                   $3.90
    April 29, 2005          20,000                   $3.96
       May 2, 2005          20,000                   $4.00
       May 3, 2005           8,000                   $4.03
       May 4, 2005          15,000                   $4.09
       May 5, 2005          25,000                   $4.11
       May 6, 2005           5,700                   $4.11
       May 9, 2005          30,000                   $4.21
      May 10, 2005          10,000                   $4.33
      May 11, 2005          25,000                   $4.31
      May 12, 2005          10,000                   $4.31
      May 13, 2005          15,000                   $4.31


Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedules A through E, has effected a transaction in the Company's securities during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: May 26, 2005


          CITICORP VENTURE CAPITAL LTD.

          By: /s/ Anthony P. Mirra
          --------------------------------------
          Name: Anthony P. Mirra
          Title: Vice President


          CITIBANK, N.A.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITICORP


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP HOLDINGS COMPANY


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary

                                      SCHEDULE A
                          EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP VENTURE CAPITAL LTD.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
William T. Comfort                                      Senior Vice President
Director and Executive Officer                          Citicorp Venture Capital Ltd.

David F. Thomas                                         Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Michael A. Delaney                                      Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Jennifer Cappello-Ruggiero                              Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John P. Civantos                                        Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Lauren M. Connelly                                      Vice President and Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Charles E. Corpening                                    Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael S. Gollner                                      Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Ian D. Highet                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Darryl A. Johnson                                       Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Byron L. Knief                                          Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Richard E. Mayberry                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.


Thomas F. McWilliams                                    Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Anthony P. Mirra                                        Vice President and Assistant Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Paul C. Schorr                                          Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Joseph M. Silvestri                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael D. Stephenson                                   Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

James A. Urry                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John D. Weber                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

                                  SCHEDULE B
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITIBANK, N.A.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE  INDICATED)
------------------------------------------              -------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citibank, N.A.

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citibank, N.A.

Stephen H. Long                                         Executive Vice President
Director                                                Citibank, N.A.

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citibank, N.A.

Todd S. Thompson                                        Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Robert B. Willumstad                                    President and Chief Executive Officer
Director and Executive Officer                          Citibank, N.A.

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citibank, N.A.



                                SCHEDULE C
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITICORP

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citicorp

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citicorp

Stephen H. Long                                         Executive Vice President
Director                                                Citicorp

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citicorp
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citicorp

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citicorp

Todd S. Thompson                                        Vice Chairman
Director and Executive Officer                          Citicorp
                                                        388 Greenwich Street
                                                        New York, NY 10013

Robert B. Willumstad                                    President and Chief Executive Officer
Director and Executive Officer                          Citicorp

John C. Gerspach                                        Controller
Executive Officer                                       Citicorp

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citicorp



                                  SCHEDULE D
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIGROUP HOLDINGS COMPANY

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citigroup Holdings Company

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citigroup Holdings Company

Robert B. Willumstad                                    President
Director and Executive Officer                          Citigroup Holdings Company

Michael S. Helfer                                       General Counsel, Vice President and
Executive Officer                                       Secretary
                                                        Citigroup Holdings Company

Guy R. Whittaker                                        Treasurer
Executive Officer                                       Citigroup Holdings Company
United Kingdom                                          153 East 53rd Street
                                                        New York, NY 10043

                                SCHEDULE E
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                               CITIGROUP INC.

NAME, TITLE, AND CITIZENSHIP                     PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----------------------------                     -----------------------------------------
C. Michael Armstrong                             Retired Chairman
Director                                         Hughes, AT&T and Comcast Corporation
United States                                    1114 Avenue of the Americas
                                                 New York, NY 10036

Alain J. P. Belda                                Chairman and Chief Executive Officer
Director                                         Alcoa Inc.
Brazil                                           390 Park Avenue
                                                 New York, NY 10022

George David                                     Chairman and Chief Executive Officer
Director                                         United Technologies Corporation
United States                                    One Financial Plaza
                                                 Hartford, CT 06101

Kenneth T. Derr                                  Chairman, Retired
Director                                         ChevronTexaco Corporation
United States                                    345 California Street
                                                 San Francisco, CA 94104

John M. Deutch                                   Institute Professor
Director                                         Massachusetts Institute of Technology
United States                                    77 Massachusetts Avenue
                                                 Cambridge, MA 02139

The Honorable Gerald R. Ford                     Former President of the United States of America
Honorary Director                                40365 Sand Dune Road
United States                                    Rancho Mirage, CA 92270

Roberto Hernandez Ramirez                        Chairman of the Board
Director                                         Banco Nacional de Mexico
Mexico                                           Actuario Roberto Medellin No. 800
                                                 Col. Sante Fe, 01210
                                                 Mexico City, Mexico

Ann Dibble Jordan                                Consultant
Director                                         2940 Benton Place, NW
United States                                    Washington, DC 20008-2718

Dudley C. Mecum                                  Managing Director
Director                                         Capricorn Holdings, LLC
United States                                    30 East Elm Street
                                                 Greenwich, CT 06830


Anne M. Mulcahy                                  Chairman and Chief Executive Officer
Director                                         Xerox Corporation
United States                                    800 Long Ridge Road
                                                 Stamford, CT 06904

Richard D. Parsons                               Chairman and Chief Executive Officer
Director                                         Time Warner Inc.
United States                                    One Time Warner Center
                                                 New York, NY 10019

Andrall E. Pearson                               Founding Chairman
Director                                         Yum! Brands, Inc.
United States                                    41 Meadow Wood Drive
                                                 Greenwich, CT 06830

Charles Prince                                   Chief Executive Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Dr. Judith Rodin                                 President
Director                                         The Rockefeller Foundation
United States                                    420 Fifth Avenue
                                                 New York, NY 10018

Robert E. Rubin                                  Member of the Office of the Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Franklin A. Thomas                               Consultant
Director                                         TFF Study Group
United States                                    595 Madison Avenue
                                                 New York, NY 10022

Sanford I. Weill                                 Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Robert B. Willumstad                             President and Chief Operating Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Sir Winfried F. W. Bischoff                      Chairman
Executive Officer                                Citigroup Europe
United Kingdom and Germany                       33 Canada Square
                                                 Canary Wharf
                                                 London E14 5LB
                                                 United Kingdom

David C. Bushnell                                Senior Risk Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael A. Carpenter                             Chairman and Chief Executive Officer
Executive Officer                                Citigroup Global Investments
United States                                    399 Park Avenue
                                                 New York, NY 10043

Robert Druskin                                   Chief Executive Officer and President
Executive Officer                                Citigroup Corporate & Investment Banking
United States                                    388 Greenwich Street
                                                 New York, NY 10013

John C. Gerspach                                 Controller and Chief Accounting Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael S. Helfer                                General Counsel and Corporate Secretary
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Sallie L. Krawcheck                              Chief Financial Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Marjorie Magner                                  Chairman and Chief Executive Officer
Executive Officer                                Global Consumer Group
United States                                    399 Park Avenue
                                                 New York, NY 10043


William R. Rhodes                                Senior Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Todd S. Thomson                                  Chairman and Chief Executive Officer
Executive Officer                                Global Wealth Management Group
United States                                    388 Greenwich Street
                                                 New York, NY 10013

                                  SCHEDULE F
                           OWNERSHIP OF COMMON STOCK


                                SOLE VOTING            SOLE DISPOSITIVE       AGGREGATE AMOUNT
                                POWER                  POWER                  BENEFICIALLY OWNED
                                -----------            ----------------       ------------------
Thomas F. McWilliams            89,111                 176,012                176,012
David F. Thomas                 65,270                  65,270                 65,270